UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):  February 23, 2018

ARCHROCK PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	001-33078	22-3935108
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

9807 Katy Freeway, Suite 100
Houston, Texas	77024
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (281) 836-8000

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.                Entry Into a Material Definitive Agreement.

On February 23, 2018 (the “Amendment No. 1 Effective Date”), Archrock Partners, L.P. (the “Partnership,” “we” or “us”), Archrock Partners Finance Corp. (“Archrock Partners Finance”), our wholly owned subsidiary, and Archrock Partners Leasing LLC (“Archrock Partners Leasing”), our indirect wholly owned subsidiary, as Guarantors, and Archrock Partners Operating LLC (“APLP Operating”), our wholly owned subsidiary, as Borrower, entered into an Amendment No. 1 to Credit Agreement (“Amendment No. 1”), which amends that certain Credit Agreement, dated as of March 30, 2017 (as amended, the “Credit Agreement”), among us, Archrock Partners Finance, Archrock Partners Leasing, APLP Operating, JPMorgan Chase Bank, N.A., as administrative agent for the lenders thereunder (in such capacity, the “Administrative Agent”), and the lenders party thereto.

Pursuant to Amendment No. 1, on the Amendment No. 1 Effective Date, we (a) increased the maximum Total Leverage Ratio (as defined in the Credit Agreement) to 5.95 to 1.00 through the fourth quarter of 2018, (b) increased the maximum Total Leverage Ratio to 5.75 to 1.00 through the fourth quarter of 2019, and (c) increased the maximum Total Leverage Ratio to 5.50 to 1.00 through the second quarter of 2020, with the maximum Total Leverage Ratio returning to 5.25 to 1.00 for each quarter thereafter, subject to a temporary step-up to 5.50 to 1.00 for the quarter in which a specified acquisition occurs and the two quarters thereafter.

Amendment No. 1 also contains certain amendments to the Credit Agreement that will become effective only upon the consummation of the previously announced merger (the “Merger”) of Amethyst Merger Sub, LLC with and into us pursuant to that certain Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of January 1, 2018, by and among Archrock, Inc. (“Archrock”), Archrock GP LLC, Archrock General Partner, L.P., and us, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of January 11, 2018, by and among the parties to the Original Merger Agreement and Amethyst Merger Sub, LLC. Effective upon the Merger and upon satisfaction of the other conditions precedent set forth in Amendment No. 1, under and in connection with Amendment No. 1, the following will occur (among other things):

(i)            Each of Archrock, AROC Corp., AROC Services GP LLC, AROC Services LP LLC, Archrock Services Leasing LLC, Archrock GP LP LLC, and Archrock MLP LP LLC (each, an “Additional Party”) will be added as a guarantor under the Credit Agreement through an Omnibus Joinder Agreement;

(ii)           Each Additional Party will pledge substantially all of its assets to the Administrative Agent as security for the payment and performance of the Secured Obligations (as defined in the Credit Agreement) through a Security Agreement Supplement;

(iii)          Archrock will be added as “Parent” under the Credit Agreement;

(iv)          Archrock Services, L.P. will be added as a Borrower and as an Administrative Borrower to act on behalf of all other Borrowers under the Credit Agreement;

(v)           The aggregate revolving commitment under the Credit Agreement will be increased from $1,100,000,000 to $1,250,000,000;

(vi)          The amount available for incremental increases to the commitments under the Credit Agreement will be increased by $250,000,000;

(vii)         The definition of “Borrowing Base” in the Credit Agreement will be amended to include certain assets of Archrock Services, L.P. and its subsidiaries;

(viii)        Basket sizes under certain covenants will be increased, including in covenants limiting our ability to make investments, incur debt, make restricted payments, incur liens, and make asset dispositions; and

(ix)          Reference to the existing Cash Management Agreement with Archrock will be deleted and such agreement shall be terminated.

Effective upon the completion of the Merger and the other conditions precedent specified in Amendment No. 1, the aggregate amount of the commitments under the Credit Agreement will be increased to $1,250,000,000 and each Additional Party will become obligated as a guarantor under the Credit Agreement and grant a security interest in substantially all of its assets to the Administrative Agent pursuant to the Security Agreement Supplement.

The foregoing summary of Amendment No. 1 does not purport to be complete and is subject to, and qualified in its entirety by, the full text of Amendment No. 1, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 2.03.                Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The description of Amendment No. 1 contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 9.01    Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1

Amendment No. 1 to Credit Agreement, dated as of February 23, 2018, by and among Archrock Partners, L.P., the other Loan Parties thereto, the Lenders thereto, and JPMorgan Chase Bank, N.A., as the Administrative Agent.

Forward-Looking Statements

All statements in this report (and oral statements made regarding the subjects of this communication) other than historical facts are forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Archrock and the Partnership, which could cause actual results to differ materially from such statements. While Archrock and Archrock Partners believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on Archrock, Archrock Partners and their customers; changes in tax laws that impact master limited partnerships; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of Archrock’s or Archrock Partners’ customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; the results of any shareholder actions that may be filed relating to the restatement of Archrock’s financial statements; the potential additional costs relating to Archrock’s restatement, cost-sharing with Exterran Corporation and to addressing any reviews, investigations or other proceedings by government authorities or shareholder actions; and the performance of Archrock Partners.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in each of Archrock’s and Archrock Partners’ Annual Reports on Form 10-K for the year ended December 31, 2017, and those set forth from time to time in each party’s filings with the Securities and Exchange Commission (the “SEC”), which are available at www.archrock.com. Except as required by law, Archrock and Archrock Partners expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between Archrock and the Partnership will be submitted to Archrock’s shareholders and the Partnership’s unitholders for their consideration.

In connection with the proposed transaction, on February 5, 2018, Archrock filed with the SEC a registration statement on Form S-4, including a joint proxy statement/prospectus of Archrock and Archrock Partners.  INVESTORS AND SECURITY HOLDERS OF ARCHROCK AND ARCHROCK PARTNERS ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of Archrock and Archrock Partners in connection with the Archrock shareholder meeting and the Archrock Partners unitholder meeting.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Archrock and Archrock Partners with the SEC from the SEC’s website at www.sec.gov.  Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.archrock.com under the tab “Investors” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Archrock, the Partnership and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in Archrock’s proxy statement relating to its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017, and the Partnership’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 22, 2018, and subsequent statements of changes in beneficial ownership on file with the SEC.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized

ARCHROCK PARTNERS, L.P.

By: Archrock General Partner, L.P.,
its general partner

By: Archrock GP LLC,
its general partner

February 28, 2018	By:	/s/ Stephanie C. Hildebrandt
Stephanie C. Hildebrandt
Senior Vice President, General Counsel and Secretary